EXHIBIT 99.1

Caledonia Mining Corporation Plc: Notice of Availability of AGM Materials

ST HELIER, Jersey, March 27, 2024 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (the "Company") (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announces that documents comprising a notice of annual general meeting of shareholders (the “AGM”) and a management information circular – solicitation of proxies together with a proxy form are now available at:

https://www.caledoniamining.com/investors/shareholder-information/#shareholder-meeting-documents

The AGM will be held at Radisson Blu Waterfront Hotel, Rue de l'Etau, St Helier, Jersey JE2 3WF, Channel Islands on Tuesday, May 7, 2024 commencing at 9:00 a.m. (UK time).

Enquiries:

Caledonia Mining Corporation Plc
Mark Learmonth	Tel: +44 1534 679 800
Camilla Horsfall	Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker)	Tel: +44 207 397 1965
Adrian Hadden	Tel: +44 131 220 9775
Pearl Kellie

Liberum Capital Limited (Joint Broker)
Scott Mathieson/ Matt Hogg	Tel: +44 20 3100 2000

Camarco, Financial PR (UK)	Tel: +44 20 3757 4980
Gordon Poole
Julia Tilley
Elfie Kent

3PPB (Financial PR, North America)	Tel: +1 917 991 7701
Patrick Chidley	Tel: +1 203 940 2538
Paul Durham

Curate Public Relations (Zimbabwe)
Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe)	Tel: +263 (242) 745 119/33/39
Lloyd Mlotshwa